United States
Securities and Exchange Commission

Washington, D.C.  20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 1-12090
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GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)
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Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .

For Immediate Release

June 21, 2011

Grupo Radio Centro Announces Filing of its 2010 Annual Report on Form 20-F

Mexico City, Mexico, June 21, 2011 - Grupo Radio Centro, S.A.B. de C.V. (“GRC”) (NYSE: RC, BMV: RCENTRO-A), one of Mexico’s leading radio broadcasting companies, announced today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2010 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or GRC’s website at www.grc.com.mx. In addition, shareholders may receive a hard copy of GRC’s complete financial statements free of charge by requesting a copy within a reasonable period of time from i-advize Corporate Communications, Inc. at 212-406-3690, or via email at grc@i-advize.com.

About GRC

GRC owns and/or operates 15 radio stations, including 11 in Mexico City, as well as one in each of Guadalajara, Monterrey and Los Angeles. The remaining radio station is in Mexico City and is managed and operated by a third party pursuant to an operating agreement. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts:

In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2011

GRUPO RADIO CENTRO, S.A.B. de C.V.

By:	/s/ Pedro Beltrán Nasr
Pedro Beltrán Nasr
Chief Financial Officer